[GRUPO TELEVISA, S.A.B. LETTERHEAD]

August 25, 2015

Mr. Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 - Telecommunications

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Grupo Televisa, S.A.B.
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed April 29, 2015
File No. 001-12610

Dear Mr. Pacho:

Grupo Televisa, S.A.B. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to call me at (525) (55) 261-2433.

Sincerely,

/s/ Joaquín Balcárcel Santa Cruz
Joaquín Balcárcel Santa Cruz
Vice President — Legal and General Counsel of Grupo Televisa, S.A.B.

cc:	Kathryn Jacobson, Securities and Exchange Commission

Robert Littlepage, Securities and Exchange Commission

Celeste M Murphy, Securities and Exchange Commission

Salvi Rafael Folch Viadero, Grupo Televisa, S.A.B.

Kenneth I. Rosh, Fried, Frank, Harris, Shriver & Jacobson LLP

Joshua Wechsler, Fried, Frank, Harris, Shriver & Jacobson LLP